FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda to Divest its Japan Consumer Health Care Business Unit to Blackstone for JPY 242.0 Billion

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: August 24, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

Takeda to Divest its Japan Consumer Health Care Business Unit
to Blackstone for JPY 242.0 Billion

•Transaction further sharpens Takeda’s focus on five key business areas
•Consumer Health Care Business to continue serving consumers in Japan and Asia under new owner

Osaka, Japan, August 24, 2020 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) today announced that it has entered into an agreement to divest Takeda Consumer Healthcare Company Limited (“TCHC”), a wholly-owned subsidiary of Takeda focused on the consumer health care market primarily in Japan, to Oscar A-Co KK, a company controlled by funds managed by The Blackstone Group Inc. and its affiliates (collectively “Blackstone”) for a total value of JPY 242.0 billion1. Blackstone is one of the world leading investment firms and has extensive investment experience in the health care sector. The transaction is expected to close by March 31, 2021, subject to customary legal and regulatory closing conditions.

The portfolio to be divested to Blackstone includes a variety of over-the-counter (“OTC”) medicines and health products that generated total revenues of over JPY 60 billion in fiscal year 2019. TCHC’s strong regional brands include Alinamin, its top selling product and Japan’s first vitamin B1 preparation, and Benza, a cold remedy. Blackstone intends to develop the business together with current TCHC management and continue to employ its employees.

Christophe Weber, Takeda President and Chief Executive Officer said, “Today’s transaction will provide TCHC with the ownership, resources and strategic focus to continue to thrive and meet the needs of customers, while further sharpening Takeda’s strategic focus and commitment to financial discipline and transforming science into life-changing medicines. TCHC played an important role in Takeda’s long history, but with our growth strategy now focused on five key business areas – Gastroenterology (GI), Rare Diseases, Plasma-Derived Therapies, Oncology and Neuroscience – and an increasingly competitive consumer health care market in Japan, the ownership transition will benefit both TCHC and Takeda. We are confident that under Blackstone, TCHC will be well-positioned to continue growing and developing its product offerings in the years to come to address the evolving needs of consumers.”

Takeda, which started TCHC as a separate business in April 2017 to further develop the consumer health care business in Japan, is now focused on highly innovative medicines across its five key business areas and working to address significant unmet patient needs in these fields. Under Blackstone’s ownership, TCHC will benefit from increased strategic focus, resources and agility to support the growth and development of its important brands and to rapidly respond to evolving market conditions and diverse customer needs.

The sale of TCHC supports Takeda’s divestiture program which is focused on optimization of its portfolio to align with its global long-term growth strategy and provide uninterrupted access and supply of critical products to patients. So far in 2020, Takeda has also agreed to divest three different non-core asset portfolios in the Asia Pacific, Europe, and Latin America regions. In June, Takeda agreed to divest a portfolio of non-
* Enterprise value. Actual transfer price will be determined after adjustment for items including net debt and working capital of TCHC and Takeda Healthcare Products Company Limited.

core assets sold exclusively in the Asia Pacific region to Celltrion for up to $278 million USD; in April, Takeda announced the sale of non-core products in Europe to Orifarm Group for up to approximately $670 million USD, including the sale of two manufacturing sites in Denmark and Poland; and in March, Takeda announced the sale of non-core products in Latin America to Hypera Pharma for $825 million USD, as well as completed the previously announced sales of non-core assets spanning the Russia-CIS region to STADA and in countries spanning the Near East, Middle East and Africa region to Acino.

For the transaction details of the sale of TCHC, please see the attachment below.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.
For more information, visit https://www.takeda.com.

Contacts:
Japanese Media     Media outside Japan
Kazumi Kobayashi    Holly Campbell
Email: kazumi.kobayashi@takeda.com  Email: holly.campbell@takeda.com
Tel: +81 (0) 3-3278-2095    Tel: +1 480-213-8368

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at : https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Medical information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

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Attachment

Transaction Details of Sale of Shareholding in TCHC to Blackstone

Takeda Pharmaceutical Company Limited (“Takeda”) today decided to transfer all shares of Takeda Consumer Healthcare Company Limited (“TCHC”), a wholly-owned subsidiary of Takeda, to Oscar A-Co KK (“SPC”), a company controlled by funds managed by The Blackstone Group Inc. and its affiliates (collectively “Blackstone”), and entered into a share purchase agreement with SPC, as specified below. Following the transfer of shares, TCHC will be excluded from the scope of consolidation of Takeda.

1.Rationale for the share transfer
TCHC has contributed to the health of people through their products. In particular, TCHC’s product Alinamin has established a strong brand based on the trust of customers and has played an important role in Takeda’s history. In order to further develop the consumer health care business mainly in Japan, Takeda had spun off the business into TCHC, who started their business in April 2017. However, the competition in the consumer health care market has increased in recent years, and the needs of customers continues to become more diverse. Under such circumstances, TCHC is required to further strengthen the strategy and increase the responsiveness to the market by building a much more agile business model.

Takeda is currently focusing on five key business areas and also strengthening its commitment to transforming science into life-changing medicines now more than ever. In these situations, carefully considering all options of TCHC’s growth strategies to maximize their capability and expertise, which will lead to further development of their product brands, Takeda has executed a share transfer agreement with SPC. Takeda believes that the swift and flexible decision-making as an independent corporate group under the active and strategic investment capabilities of Blackstone enables TCHC to promptly respond to the market needs, to grow their product brands and to continuously develop themselves. Blackstone intends to develop the business together with current TCHC management and continue to employ its employees.

2.Overview of TCHC to be transferred

(1)	Company name	Takeda Consumer Healthcare Company Limited
(2)	Location	Tekko Building 23F, 1-8-2 Marunouchi, Chiyoda-ku, Tokyo, Japan
(3)	Representative	Mari Nogami, Representative Director and President
(4)	Scope of business	Research & development, manufacturing, sales and marketing of over-the-counter products, quasi-drugs, etc.
(5)	Capital	490 million yen
(6)	Date established	April 15, 2016
(7)	Major shareholders and ratio of shares held	Takeda Pharmaceutical Company Limited 100%

(8) Relationships with Takeda	Capital Relationship	Takeda owns 100% of shares in TCHC.
	Personnel Relationship	Three employees of Takeda concurrently serve as Chairman of the Board, Director, and Auditor at TCHC and other employees of Takeda are seconded to TCHC.
	Business Relationship	Takeda and TCHC have business transactions including intellectual property agreements and a loan agreement.
(9)	Operating results and financial condition for the last three years (Non-consolidated basis under Japanese GAAP)
Accounting period (million yen)	Fiscal year ended March 31, 2018	Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2020
Net assets	10,720	11,191	10,262
Total assets	32,490	27,791	34,037
Net assets per share	54	56	51
Revenue	79,921	64,139	60,897
Operating profit	13,160	12,945	12,819
Ordinary profit	13,215	13,252	12,966
Net profit	8,828	9,624	8,654
Net profit per share	44	48	43
Dividend per share	44	48	43
* As a result of the share transfer, a wholly owned subsidiary of TCHC, Takeda Healthcare Products Company Limited (“THP”), will also be excluded from the scope of consolidation of Takeda.

3.Overview of Oscar A-Co KK to the share transfer

(1)	Company name	Oscar A-Co KK
(2)	Location	Tokyo Kyodo Accounting Office, 3-1-1 Marunouchi, Chiyoda-ku, Tokyo, Japan
(3)	Representative	Atsuhiko Sakamoto, Representative Director
(4)	Scope of business	Investment and management of securities such as stocks
(5)	Capital	1 yen
(6)	Date established	July 30, 2020
(7)	Net assets	1 yen
(8)	Total assets	1 yen
(9)	Major shareholders and ratio of shares held	Oscar Holding GK 100% (100% subsidiary of private equity fund that The Blackstone Group Inc. (NYSE: BX) and its affiliate manage)
(10)	Relationships with Takeda	Capital Relationship	None
		Personnel Relationship	None
		Business Relationship	None
		Related Party of Takeda	None

4. Number of shares to be transferred, transfer price, and number of shares held by Company before and after transfer

(1)	Number of shares held before transfer	200 shares (Number of voting rights: 200) (Percentage of voting rights: 100%)
(2)	Number of shares to be transferred	200 shares (Number of voting rights: 200)
(3)	Transfer price	Enterprise value JPY 242.0 billion (Actual transfer price will be determined after adjustment for items including net debt and working capital of TCHC and THP)
(4)	Number of shares held after transfer	0 shares (Number of voting rights: 0) (Percentage of voting rights: 0%)
* The transfer price is the total consideration including the transfer price for the intellectual property assignment agreement, simultaneously agreed with the share purchase agreement.

5. Schedule

(1)	Date of decision on share transfer by the Director delegated by the board of directors	August 24, 2020
(2)	Date of conclusion of agreement on share transfer	August 24, 2020
(3)	Date of transfer of shares	March 31, 2021 (scheduled)
* The date of transfer of shares is scheduled on March 31, 2021, however, with a mutual agreement in writing between the parties, the date of transfer of shares can possibly be determined at another date.

6. Future outlook
Takeda anticipates a pre-tax gain of approximately 140.0 billion JPY on the sale of shares of the subsidiary, to be recognized when the transfer of shares is executed and completed. Takeda anticipates Reported Net Profit attributable to owners of the Company to increase by approximately 105.0 billion JPY. Since a gain on the sale of shares of a subsidiary is unusual, non-recurring and unrelated to ongoing operations, there will be no impact on Core Operating Profit or Core Net Profit. With respect to cash flow, Takeda anticipates an approximately 200.0 billion JPY cash (after tax). Takeda will continue to assess the impact and the timing, taking into account progress of its operations and changes in the business environment, if any, and update the FY2020 forecast at the appropriate timing.

7. Other
The sale of TCHC supports Takeda’s divestiture program which is focused on optimization of its portfolio to align with its global long-term growth strategy and provide uninterrupted access and supply of critical products to patients.

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Reference) Forecast for the Full Year Consolidated Financials for the Fiscal Year 2020 (announced on July 31, 2020) and the Full Year Consolidated Financial Results for the Fiscal Year 2019
(millions of yen)

	Revenue	Core Operating Profit	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share	Core EPS
FY2020 Forecast	3,250,000	984,000	395,000	230,000	92,000	58.91 yen	420 yen
FY2019 Results	3,291,188	962,200	100,408	-60,754	44,241	28.41 yen	387 yen